Exhibit No. 12
Form of Opinion and Consent of Dechert LLP Regarding Tax Matters

Form of Opinion and Consent of Dechert LLP Regarding Tax Matters
[Dechert LLP Letterhead]

_________ __, 2021
Board of Trustees
The Weitz Funds
Weitz Core Plus Income Fund
1125 South 103rd Street, Suite 200
Omaha, Nebraska 68124
Board of Trustees
Managed Portfolio Series
Great Lakes Bond Fund
615 East Michigan Street
Milwaukee, Wisconsin 53202
Ladies and Gentlemen:
You have requested our opinion regarding certain federal income tax consequences to Great Lakes Bond Fund (the “Target Fund”), a separate series of Managed Portfolio Series, a Delaware statutory trust (the “Target Fund Trust”), to the holders of shares of beneficial interest (the “Target Fund Shares”) of Target Fund (the “Target Fund Shareholders”), and to Weitz Core Plus Income Fund (the “Acquiring Fund”), a separate series of The Weitz Funds (the “Acquiring Fund Trust”), in connection with the proposed transfer of substantially all of the properties of Target Fund to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of all liabilities of Target Fund by Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by Target Fund in complete liquidation and termination of Target Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of February 24, 2021, executed by Target Fund Trust on behalf of Target Fund and Acquiring Fund Trust on behalf of Acquiring Fund.
For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Acquiring Fund Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Target Fund Trust on behalf of Target Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.
This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.  This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.
Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Target Fund and Acquiring Fund:

1. The Reorganization will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code and Acquiring Fund and Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;
2. Under  Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of Target Fund solely in exchange for the assumption of the Liabilities of Target Fund and issuance of Acquiring Fund Shares;
3. Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by Target Fund upon the transfer of the Assets of Target Fund to Acquiring Fund solely in exchange for the assumption by Acquiring Fund of Target Fund’s Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Target Fund Shareholders in exchange for their Target Fund Shares, except for any gain or loss that may be required to be recognized solely as a result of the close of Target Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code;
4. Under Section 354 of the Code, no gain or loss will be recognized by any Target Fund Shareholder upon the exchange of its Target Fund Shares solely for Acquiring Fund Shares;
5. Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Target Fund Shares held by such Target Fund Shareholder immediately prior to the Reorganization;
6 Under Section 1223(1) of the Code, the holding period of Acquiring Fund Shares received by each Target Fund Shareholder will include the period during which the Target Fund Shares exchanged therefor were held by such shareholder, provided the Target Fund Shares are held as capital assets at the time of the Reorganization;
7. Under Section 362(b) of the Code, the tax basis of the assets of Target Fund acquired by Acquiring Fund will be the same as the tax basis of such Assets to Target Fund immediately prior to the Reorganization, except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of Target Fund’s taxable year or on which gain was recognized upon the transfer to Acquiring Fund;
8. Under Section 1223(2) of the Code, the holding period of the Assets of Target Fund in the hands of Acquiring Fund will include the period during which those Assets were held by Target Fund Trust on behalf of Target Fund (except to the extent that the investment activities of Acquiring Fund reduce or eliminate such holding period and except for any assets on which gain is recognized on the transfer to Acquiring Fund); and
9. Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.  Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to Target Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.
Very truly yours,